Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Q4 Trading Update
Released	07:00 08-Jan-07
Number	[redacted]

Michael Page

INTERNATIONAL

8 January 2007

2006 FOURTH QUARTER TRADING AND FULL YEAR GROSS PROFIT UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports fourth quarter gross profit of £93.0m, an increase of 32.4% over the £70.2m recorded in the fourth quarter of 2005. Full year gross profit is estimated at £348.7m, an increase of 30.3% over the £267.6m reported in 2005.

We have made significant progress throughout 2006 producing record gross profits and earnings. In line with our strategy of organic growth, we have also made substantial investments for the longer term prospects of the Group. While continuing to launch and expand new and existing offices and disciplines in our established markets, we opened offices in five new countries. With numerous opportunities for future growth we increased our rate of investment and spend in the fourth quarter. This investment is reflected in the Group's year end headcount of 3,758, which is 28% higher than at the end of 2005.

Regional Summary

UK fourth quarter gross profits were £38.9m, an increase of 18.8% over the £32.7m recorded in the fourth quarter of 2005. Full year gross profit is estimated at £155.7m (2005: £129.5m), an increase of 20.2%. Strong growth has been achieved throughout 2006 with good levels of activity continuing across all disciplines and all regions of the UK.

In Europe, Middle East and Africa (EMEA), fourth quarter gross profits were £37.0m, an increase of 49.2% over the £24.8m recorded in the fourth quarter of 2005. Full year gross profit is estimated at £126.5m (2005: £86.1m), an increase of 46.9%. In France, the region's largest business representing 38% of EMEA, the annual growth rate was 22%. The rest of EMEA grew at 68% with most countries, including Germany, Holland and Spain, growing in excess of 60%. In the fourth quarter, we continued our organic expansion opening an office in Dublin, Republic of Ireland.

Asia Pacific fourth quarter gross profits were £11.3m, an increase of 22.4% over the £9.2m recorded in the fourth quarter of 2005. Full year gross profit is estimated at £45.0m (2005: £39.0m), an increase of 15.2%. In Australia, the positive impact of the management and structural changes are becoming evident with fourth quarter gross profit of £6.5m, a year on year increase of 16.8%, albeit against a weak comparative. For the full year, gross profit is estimated at £26.0m, an increase of 5.2%.

The Americas fourth quarter gross profits were £5.9m, an increase of 66.7% over the £3.5m recorded in the fourth quarter of 2005. Full year gross profit is estimated at £21.4m (2005: £12.9m), an increase of 66.5%. We made considerable investment in the region during 2006 opening new offices and expanding our range of disciplines.

Share buy backs

During the fourth quarter, the Group repurchased a further 5.82m shares at an average price of 403.9p. During the year, the Group repurchased a total of 23.3m shares at an average price of 355.8p.

Michael Page International plc will release its preliminary results for the year ended 31st December 2006 on 28th February 2007.

Commenting on the fourth quarter performance, Chief Executive Steve Ingham said:

"2006 has been a very successful year for the Group with all regions contributing to our record results and a particularly strong performance from Europe. I am pleased with the successful acceleration of our investment spend in 2006 in order to capture a number of growth opportunities, all the time following the proven Michael Page model of

expanding organically with experienced senior managers. With this investment, we expect to continue to deliver good growth in 2007 and beyond."

Enquiries:

Michael Page International plc		
Steve Ingham	Chief Executive	01932 264144
Stephen Puckett	Group Finance Director	01932 264144
Financial Dynamics		
David Yates/Susanne Walker		020 7269 7121

END

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Regulatory Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	13:22 05-Jan-07
Number	0593P

Michael Page
INTERNATIONAL

RNS Number:0593P
Michael Page International PLC
05 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

3/01/07

11) Date company informed

5/01/07

12) Total holding following this notification

30,077,021

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9.03%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

J. TATHAM

Date of Notification 5th January 2007

Letter To: Michael Page International plc
3 January 2007

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (332,793,239 shares outstanding)

Number of shares in which the Companies have an interest:

30,077,021

Name(s) of registered holder(s):

See Schedule B

As of 3 January 2007	Number of Shares
Michael Page International plc	
The Capital Group Companies, Inc. ("CG") holdings	30,077,021
Holdings by CG Management Companies and Funds:	
• Capital Guardian Trust Company	885,625
• Capital International Limited	2,052,406
• Capital International S.A.	280,200
• Capital International, Inc.	82,600
• Capital Research and Management Company	26,776,190
• New Perspective Fund	16,745,000

Schedule A

Schedule of holdings in Michael Page International plc
As of 3 January 2007

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		50,100
Chase Nominees Limited		532,864
Midland Bank plc		80,800
Nortrust Nominees		221,861
	TOTAL	885,625

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	12,600
Bank of New York Nominees	287,072
Northern Trust	285,908
Chase Nominees Limited	463,554
Midland Bank plc	22,200
Morgan Guaranty	77,800
Nortrust Nominees	342,100
State Street Bank & Trust Co.	44,600
Citibank NA	133,000
HSBC Bank plc	265,300
Mellon Bank N.A.	48,700